Schedule A

	Rodman W. Moorhead III
Trade Date:	September 15, 2006
	# of Shares	Price
	500	55.19	$27,595.00
	100	55.2	$5,520.00
	100	55.23	$5,523.00
	2000	55.24	$110,480.00
	800	55.25	$44,200.00
	300	55.26	$16,578.00
	200	55.27	$11,054.00
	800	55.3	$44,240.00
	200	55.31	$11,062.00
	300	55.32	$16,596.00
	400	55.33	$22,132.00
	2100	55.34	$116,214.00
	1000	55.35	$55,350.00
	1200	55.36	$66,432.00
	Total Shares
	10,000	$55.2976